Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON COMPLETES USD$5.75 MILLION PUBLIC OFFERING

Toronto, ON – April 9, 2020. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that today it has closed its previously announced public offering (the “Offering”) of common shares of the Company (the “Common Shares”).

The Company issued 28,750,000 Common Shares, at a price of USD$0.20 per Common Share, for total gross proceeds of USD$5,750,000, which includes the exercise in full of the over-allotment option of 3,750,000 Common Shares.

David Cates, Denison’s President & CEO, commented, “We are pleased with the market’s response to the Offering. The exercise of the full over-allotment, and the Company’s ability to complete a significant equity financing in the current market, speaks to the support that Denison has earned over the last several years from its investors. The offering was backed by several existing shareholders, including uranium focused investment firms, insiders, and the Lundin family.”

The Offering was completed through a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation, as sole bookrunner, and Haywood Securities Inc., and included BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp. and Raymond James Ltd. (collectively the “Underwriters”) pursuant to an underwriting agreement between the Company and the Underwriters dated March 26, 2020.

Proceeds of the Offering are anticipated to be used to fund Denison’s business activities planned for the remainder of 2020 and into 2021, as well as for general working capital purposes, as more fully described in the Company’s final short form prospectus.

The Common Shares were qualified for issuance pursuant to a final short form prospectus in all provinces of Canada (other than Quebec), and in the United States pursuant to a related registration statement on Form F-10, as amended (SEC File No. 333-237381), filed with the United States Securities and Exchange Commission (the “SEC”) under the Canada/U.S. multi-jurisdictional disclosure system. The final short form prospectus is available on SEDAR at www.sedar.com and the registration statement, including the U.S. form of the final short form prospectus, is available on the SEC’s website at www.sec.gov. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Common Shares have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the prospectus or the registration statement.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison’s Athabasca Basin exploration portfolio consists of numerous projects covering approximately 280,000 hectares. The Company's flagship project is the 90% owned Wheeler River Uranium Project. Denison’s interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.57% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the proposed use of proceeds of the Offering; evaluation and development plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not be able to complete its operational plans as currently anticipated, which could have significant impacts on Denison and its ability to continue as a going concern. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’. These factors are not, and should not, be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.